# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: High Income Securities Fund, CIK 0000810943
CUSIP: 42968F108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 615 East Michigan Street, Milwaukee, Wisconsin (WI), 53202
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001403438

## Reporting persons
- LPL Financial LLC: type of reporting person: broker-dealer (BD), investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,589,323; aggregate amount beneficially owned 1,589,323 (8.5% of the class)
  Comment: Row 8 and 9. LPL Financial LLC, in its capacity as investment adviser, may be deemed to beneficially own the shares of Common Stock reported herein, which are held by clients who have granted discretionary authority to dispose of or direct the disposition of the shares to an independent contractor of LPL Financial LLC.

## Item 1. Issuer
Name of issuer: High Income Securities Fund
Address of issuer's principal executive offices: 615 East Michigan Street, Milwaukee, WI 53202

## Item 2. Person Filing
Name of person filing: LPL Financial LLC ("LPL")
Address of principal business office or, if none, residence: 75 State Street, Boston, MA 02109
Citizenship: California

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The information requested by this paragraph is incorporated herein by reference to the cover page to this Schedule 13G.
Percent of class: The information requested by this paragraph is incorporated herein by reference to the cover page to this Schedule 13G. Percentage ownership is based on 18,716,450 shares of Common Stock outstanding as of December 13, 2024, as reported in the Issuer's Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on December 16, 2024.
Sole power to vote or to direct the vote: The information requested by this paragraph is incorporated herein by reference to the cover page to this Schedule 13G.
Shared power to vote or to direct the vote: The information requested by this paragraph is incorporated herein by reference to the cover page to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information requested by this paragraph is incorporated herein by reference to the cover page to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information requested by this paragraph is incorporated herein by reference to the cover page to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The shares of Common Stock reported herein by LPL in its capacity as investment adviser are owned by clients who have granted discretionary authority to dispose of or direct the disposition of such shares to an independent contractor of LPL. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares. No such clients are known to have such right or power with respect to more than five percent of the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LPL Financial LLC: /s/ Jim McHale, Jim McHale, EVP, Chief Compliance Officer (04/17/2025)